FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
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                              Contact: Dan Suesskind
                                              Chief Financial Officer
                                              Teva Pharmaceutical Industries Ltd.
                                              (011) 972-2-589-2840
                                              George Barrett
                                              President and CEO
                                              Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                              Liraz Kalif / Kevin Mannix
                                              Investor Relations
                                              (011) 972-3-926-7554 / (215) 591-8912

TEVA Announces Planned Retirement of President & CEO in 2007

Shlomo Yanai to Succeed as President & CEO

Jerusalem, Israel, October 18, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that Israel Makov, 67, has announced his plans to retire as President and CEO during the course of 2007. Shlomo Yanai, 55, will join the company as President and CEO Designate during the first part of 2007.

Mr. Makov will continue to work with Teva as a senior strategic advisor to the company for the next two years and, during the transition period, Messrs. Makov and Yanai, along with the board, will work together to ensure a seamless leadership transition.

Mr. Makov said: "My 11 years at Teva have been a wonderful experience. I am gratified at the opportunity I have had to lead Teva through a very exciting period in its history, a period during which it has become a truly global company, and the industry leader. It has been a pleasure—and a privilege--to lead Teva's outstanding management team in developing what I believe is a very strong foundation for continued profitable growth. And it is my great pleasure today to welcome Shlomo Yanai to Teva. I wish him every success, and offer him all my support in leading this exceptional company into a very bright future."

Eli Hurvitz, Chairman of the Board of Teva, said: "Today's announcement is part of our planned succession strategy. This is just the first opportunity of many that we will have to thank Israel Makov for the role he has played in dramatically increasing the scope and scale of Teva's business and solidifying our position as the world's leading generic pharmaceutical company. During his tenure as CEO, Teva's sales will have increased over four-fold, to approximately $8.5 billion; its adjusted net income will have increased approximately six-fold; and the average annual return to investors has been 24%.   Israel has considerably expanded and enhanced our balanced business model, both in terms of our lines of business, including our broad generic portfolio, our strength in active pharmaceutical ingredients, and our increasingly significant branded and innovative product businesses; and in terms of our geographic reach which now extends beyond our historic core markets of North America and Western Europe to markets with extraordinary growth opportunities such as Central and Eastern Europe, Russia, and Latin America."
"We are delighted to welcome Shlomo Yanai who is recognized as one of Israel's outstanding business leaders, and brings his extraordinary complement of operational, management development and strategic planning talents. These capabilities will be invaluable to Teva during what we anticipate will be a time of great change in the pharmaceutical industry, driven by ongoing cost containment pressures and the globalization of resources."

Mr. Yanai will join Teva from Makhteshim Agan Industries Ltd., a publicly traded company on the Tel Aviv Stock Exchange, which is the world's leading manufacturer and distributor of generic crop protection chemicals. This company had sales in more than 100 countries aggregating in excess of $1.7 billion in 2005. Since 2003, in his role as CEO of Makhteshim Agan, Mr. Yanai directed a thorough strategic repositioning of the company and achieved a two-fold increase in sales and a three-fold increase in profits, without any commensurate increase in headcount. Prior to that, Mr. Yanai served for 32 years with the Israel Defense

Forces (IDF) where he achieved the rank of Major General and successively held two of the most senior positions within the IDF: Commanding Officer of the Southern Command and then Head of the Division of Strategic Planning of the IDF.

Mr. Yanai said, “I am extremely excited about the opportunity to take the helm of a company like Teva whose strong position, global supply chain and excellent execution capabilities are reflected in its role as a worldwide leader in the healthcare industry. While I am somewhat daunted to be filling the shoes of Israel Makov and Eli Hurvitz before him, I am most appreciative of their support and look forward to their advice and counsel during the transition period and beyond.”

The appointment of Shlomo Yanai is the culmination of an ongoing succession planning process which has been led by the Compensation Committee comprised of independent directors acting as an informal Succession Planning Committee of the Board of Directors. This committee has been working for the past few years to ensure that the next generation of leadership for Teva is clearly in place.

Biographical Information
Shlomo Yanai
Shlomo Yanai has served as President and Chief Executive Officer of Makhteshim Agan Industries Ltd. since May 2003. Makhteshim Agan is publicly traded on the Tel Aviv Stock Exchange and is the world’s leading manufacturer and distributor of generic crop protection chemicals, with 2005 sales across 100 countries in excess of $1.7 billion.

Prior to joining Makhteshim Agan, Mr. Yanai served for 32 years with the Israel Defense Forces, where he achieved the rank of Major General, the highest rank beneath Chief of Staff, and successively held two of the most senior positions within the IDF: Commanding Officer of the Southern Command and then Head of the Division of Strategic Planning of the IDF. He also served as Head of the Army R&D and Procurement Division of the IDF Army ground corps command. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River.

Mr. Yanai is a board member of Bank Leumi Le-Israel and I.T.L. Optronics Ltd. He is a member of the International Advisory Board of the M.B.A. program of Ben-Gurion University, and an honorary member of the Board of the Institute for Policy and Strategy of the Interdisciplinary Center, in Herzlia, Israel, one of the country’s most prestigious private universities.

Mr. Yanai has received numerous awards, among them the Israel Defense Forces - Distinguished Service Medal in 1973, the Max Perlman Award for Excellence in Global Business Management in 2005 and the Dun & Bradstreet Leadership Excellence Award in 2006.

Mr. Yanai received a B.A. in Political Science and Economics from Tel Aviv University, and an M.P.A. in National Resources Management from George Washington University, and is a graduate of the Advanced Management Program of the Harvard Business School.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva's ability to rapidly integrate Ivax Corporation's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major

hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                              Name: Dan Suesskind
                              Title: Chief Financial Officer

Date: October 18, 2006